Item 77 D Insert for:
Scudder Investors Portfolios Trust - N-SAR
Scudder Investors Funds, Inc.- N-SAR

At the June 2004 Board meeting, the Board of Trustees of Scudder
Investors Portfolios Trust and Scudder Investors Funds, Inc. approved collapsing the Japanese Equity Portfolio (master portfolio) into the Japanese Equity Fund (the feeder fund).